C. P. POKPHAND CO. LTD.

卜蜂國際有限公司

(Incorporated in Bermuda with limited liability)

RECEIVED
2005 APR 28 P 5:39
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Ref : EC/FL/GS/CPP/089/05

BY AIRMAIL

13th April, 2005

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Washington, DC 20549
United States of America

05007617

Attn : International Corporate Finance

SUPPL

PROCESSED
MAY 03 2005
THOMSON
FINANCIAL

Ladies and Gentlemen

RE : C.P. POKPHAND CO. LTD. RULE 12G3-2(b)
EXEMPTION FILE NO. 82-3260

Pursuant to Rule 12g3-2(b)(1)(iii) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and on behalf of C.P. Pokphand Co. Ltd. (the "Company"), enclosed is the document described on Annex A hereto for your attention.

This document supplements the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on March 16, 1992.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (852) 2520 1602 in Hong Kong if you have any questions.

................../2

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter (without Annex A) and returning it to the undersigned at C.P. Pokphand Co. Ltd., 21st Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong in the enclosed self-addressed envelope.

Thank you for your attention to this matter.

Yours faithfully
For and on behalf of
C.P. POKPHAND CO. LTD.

Emily Y M Choi
Company Secretary

Encl

c.c. Mr Bryan Ho - The Bank of New York (w/o encl) (via fax no. 1 212 571 3050)
Ms Kammy Yuen - The Bank of New York, Hong Kong Branch (w/o encl)
(via fax no. 2877 0863)

File No. 82-3260

Annex A to Letter to the SEC
dated 13th April, 2005 of
C.P. Pokphand Co. Ltd.

The document checked below is being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2(b), which exemption was established on March 16, 1992.

Description of Document

1. Document : Press Announcement relating to Notice of Annual General Meeting
Date : ____April 12____, 2005
Source of requirement : The Listing Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

C.P. POKPHAND CO. LTD.

(Incorporated in Bermuda with limited liability)
(Stock Code: 43)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE is hereby given that the Annual General Meeting of C.P. Pokphand Co. Ltd. (the "Company") will be held at 21st Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong on Tuesday, 7th June, 2005 at 9:30 a.m. for the following purposes:

1. To receive and consider the Audited Financial Statements and the Reports of the Directors and of the Auditors for the year ended 31st December, 2004;
2. To fix the number of Directors;
3. To elect retiring Directors;
4. To appoint Auditors and to authorise the Directors to fix their remuneration; and
5. (By way of special business) to consider, and, if thought fit, pass with or without amendments the following Resolutions as Ordinary Resolutions:

A. "**THAT:**

(a) subject to paragraph (c) below, the exercise by the directors of the Company (the "Directors") during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements, options and other securities, including warrants to subscribe for shares of the Company, which would or might require the exercise of such powers, be and is hereby generally and unconditionally approved;

(b) the approval of paragraph (a) above shall be in addition to any other authorization given to the Directors and shall authorize the Directors during the Relevant Period to make or grant offers, agreements, options and other securities, including warrants to subscribe for shares of the Company, which would or might require the exercise of such powers at any time during or after the end of the Relevant Period;

(c) the aggregate nominal value of the share capital of the Company which may be allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise), issued or otherwise dealt with by the Directors pursuant to the approval in paragraph (a) above, otherwise than pursuant to a Rights Issue (as hereinafter defined) or any issue of shares of the Company on the exercise of the subscription or conversion rights attaching to any securities which may be issued by the Company from time to time or the exercise of the options granted under the share option scheme of the Company or any issue of shares in lieu of the whole or part of a dividend on shares shall not exceed 20% of the aggregate nominal value of the share capital of the Company in issue as at the date of the passing of this Resolution and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution:

"Relevant Period" means the period from the time of the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by any applicable law or the bye-laws of the Company to be held; and

(iii) the time of the passing of an ordinary resolution of the Company in general meeting revoking or varying the authority set out in this Resolution.

"Rights Issue" means an offer of shares open for a period fixed by the Directors to holders of shares whose names on the register of members of the Company on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognized regulatory body or any stock exchange in, any territory applicable to the Company)."

B. "**THAT:**

(a) subject to paragraph (b) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase securities of the Company on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") or on any other stock exchange on which the securities of the Company may be listed and which is recognized by the Securities and Futures Commission and the Stock Exchange for this purpose, subject to and in accordance with all applicable laws and/or the requirements of the Rules Governing the Listing of Securities (the "Listing Rules") on the Stock Exchange or of any other stock exchange as amended from time to time, be and is hereby generally and unconditionally approved;

(b) the aggregate nominal value of securities authorized to be repurchased by the Company pursuant to the approval in paragraph (a) above during the Relevant Period shall not exceed 10% of the aggregate nominal value of the issued share capital of the Company in issue as at the date of the passing of this Resolution and the said approval shall be limited accordingly; and

(c) for the purpose of this Resolution:

"Relevant Period" means the period from the time of the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by any applicable laws or the bye-laws of the Company to be held; and

(iii) the time of the passing of an ordinary resolution of the Company in general meeting revoking or varying the authority set out in this Resolution."

C. "**THAT**, conditional upon the Resolutions numbered A and B in paragraph 5 of the notice convening this Meeting being duly passed, the general mandate granted to the Directors and for the time being in force to exercise the powers of the Company to allot, issue and deal with additional shares in the capital of the Company pursuant to the Resolution numbered A of the notice convening this Meeting be and is hereby extended by the addition thereon of an amount representing the aggregate nominal value of the share capital of the Company repurchased by the Company under the authority granted pursuant to the Resolution numbered B of the notice convening this Meeting provided that such extended amount shall not exceed 10% of the aggregate nominal value of the share capital of the Company in issue at the date of passing of the said Resolution."

By Order of the Board
Choi Yi Mei
Company Secretary

Hong Kong, 12th April, 2005

As at the date of this notice, the Board comprise nine executive Directors, namely Mr. Jaran Chiaravanont, Mr. Montri Jiaravanont, Mr. Dhanin Chearavanont, Mr. Sumet Jiaravanon, Mr. Prasert Poongkumarn, Mr. Min Tieanworn, Mr. Thirayut Phitya-Isarakul, Mr. Thanakorn Seriburi and Mr. Veeravat Kanchanadul, and two independent non-executive Directors, namely Mr. Budiman Elkana and Mr. Cheung Koon Yuet, Peter.

Notes:

1. Every member entitled to attend and vote at the above Meeting is entitled to appoint one or more proxies to attend and, on a poll, vote on his behalf. A proxy need not also be a member of the Company.
2. In order to be valid, a form of proxy, together with any power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of such power of authority, must be lodged with the Company's Registrars in Hong Kong, Computershare Hong Kong Investor Services Limited, 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, not less than 48 hours before the time fixed for holding the Meeting.
3. Regarding Resolution 3 above, Mr. Thirayut Phitya-Isarakul, Mr. Thanakorn Seriburi, Mr. Veeravat Kanchanadul and Mr. Budiman Elkana will retire and, being eligible, offer themselves for re-election at the Meeting. For particulars of these Directors required to be disclosed by the Listing Rules, shareholders may refer to the annual report.
4. Shareholders are recommended to read the Explanatory Statement appended to the annual report which contains important information concerning the above Resolution 5.
5. The Directors' general mandate to deal with the authorised but unissued share capital of the Company is proposed to be renewed by virtue of the Resolutions set out as Resolutions A and C in paragraph 5 of the above notice, although the Directors wish to state that they have no present intention to repurchase any existing shares of the Company.
6. Pursuant to the existing bye-law 59 of the Company, at any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded (i) by the chairman of the meeting; or (ii) by at least three members present in person or by proxy and entitled to vote; or (iii) by any member or members present in person or by